

10028035

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30466

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
            (No. and Street)

Ann Arbor   MI   48103
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandon D. Rydell   734 663-1611
                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
        (Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue, Ste. 1800 Milwaukee   WI   53202
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brandon D. Rydell _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sigma Financial Corporation _____ , as

of December 31 _____ , 20 09 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
                                                Signature

                                          Chief Financial Officer
                                          _____
                                                    Title

_____
           Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation and Subsidiary
Index
December 31, 2009



PricewaterhouseCoopers LLP
Suite 1800
100 E. Wisconsin Ave.
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880
pwc.com

Report of Independent Auditors

To the Stockholder of
Sigma Financial Corporation

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the consolidated financial position of Sigma Financial Corporation and its Subsidiary (the "Company") at December 31, 2009, and the results of its consolidated operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 4,459,129
Advisory fees receivable	504,757
Commissions receivable	1,667,999
Interest receivable	118,856
Other receivables	237,662
Receivable from clearing broker	412,178
Representative fees receivable	157,740
Fixed assets, net of accumulated depreciation of $428,570	61,854
Certificate of deposit, at fair value	1,000,000
Other assets	1,383,772
Total assets	**$ 10,003,947**

Liabilities and Stockholder's Equity

Commissions payable	$ 2,448,298
Advisory fees payable	502,613
Management fees payable	217,863
Income tax payable	31,057
Accounts payable and other liabilities	347,844
Total liabilities	**3,547,675**
Stockholder's equity	
Common stock, $1 par value, 50,000 shares authorized, 8,704 shares issued and outstanding	8,704
Additional paid-in capital	650,000
Retained earnings	5,797,568
Total stockholder's equity	**6,456,272**
Total liabilities and stockholder's equity	**$ 10,003,947**

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2009

Revenues	
Commissions	$ 38,526,439
Advisory fees	16,541,640
Representative fees	1,794,111
Interest	1,443,729
Clearing fees	818,200
Other	1,278,111
Total revenues	60,402,230
Expenses	
Commissions	33,661,923
Advisory fees	14,004,430
Management fees	5,549,962
Insurance	1,284,948
Litigation and legal fees	527,043
Regulatory and licensing fees	297,216
Clearing and brokerage	203,749
Computer support and software	359,482
Other	1,199,031
Total expenses	57,087,784
Income before provision for income taxes	3,314,446
Provision for income taxes	429,420
Net income	$ 2,885,026

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2008	8,704	$ 8,704	$ 650,000	$ 4,135,550	$ 4,794,254
Net income				2,885,026	2,885,026
Distributions to stockholder				(1,223,008)	(1,223,008)
Balances, December 31, 2009	8,704	$ 8,704	$ 650,000	$ 5,797,568	$ 6,456,272

The accompanying notes are an integral part of these consolidated financial statements.

4

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 2,885,026
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	22,979
Loss on fixed asset retirements	875
Changes in assets and liabilities	
Increase in receivable from clearing broker	(124,551)
Increase in commissions receivable	(141,002)
Increase in advisory fees receivable	(24,205)
Increase in representative fees receivable	(15,734)
Decrease in interest receivable	28,494
Increase in other receivables	(70,615)
Increase in other assets	(689,357)
Increase in commissions payable	51,952
Increase in advisory fees payable	64,472
Decrease in management fees payable	(14,139)
Decrease in income tax payable	(31,655)
Increase in accounts payable and other liabilities	67,384
Net cash provided by operating activities	2,009,924
Cash flows from investing activities	
Purchases of fixed assets	(40,000)
Sale of fixed assets	23,985
Purchase of certificate of deposit	(1,000,000)
Net cash used in investing activities	(1,016,015)
Cash flows from financing activities	
Distributions to shareholder	(1,223,008)
Net decrease in cash and cash equivalents	(229,099)
Cash and cash equivalents, beginning of year	4,688,228
Cash and cash equivalents, end of year	$ 4,459,129
Supplemental disclosure of cash flow information	
Income taxes paid	457,566

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2009

1. **Summary of Significant Accounting Policies**

   Organization and Nature of Business
   The consolidated financial statements include the accounts of Sigma Financial Corporation ("SFC") and its wholly-owned subsidiary, Sigma Planning Corporation ("SPC") (collectively, the "Company"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell.

   SFC is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). SPC is registered with the SEC as an investment advisor and provides various fee-based services to its customers including account management, financial analysis and financial planning.

   The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives which operate in 446 independent branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity through First Clearing, LLC ("FCC").

   The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

   The Company has evaluated subsequent events for recognition or disclosure through February 25, 2010, which was the date this report was issued.

   Basis of Presentation
   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and reflect the consolidation of the Company with its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

   Uses of Estimates
   The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenues and Expenses
   Commission revenue, including mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees as well as related commission expense result from individual customer securities transactions and are recorded on a trade date or accrual basis in the accompanying consolidated statement of income.

Advisory fees earned by SPC are recorded when earned. SPC earns advisory fee revenues through multiple sources. Most of the revenues are generated through managed accounts that earn fees based on the assets under management. Other sources of advisory fees include hourly consulting fees and fees earned for the preparation of financial plans and advice.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as registration and licensing and technology support, and are recorded on the accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances and margin borrowings of customers introduced by the Company.

Other revenues in the consolidated statement of income include mostly sponsorship revenues and other revenues earned in the normal course of business. Sponsorship revenues are earned in providing vendors the opportunity to present their products at sales conferences hosted by the Company.

In the consolidated statement of income, commission expenses and advisory fees expenses are the amounts that are due to representatives for their commissions and fees earned. Commission expense and advisory fee expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

The Company incurs insurance expenses which relate to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses. Other expenses in the consolidated statement of income include various expenses such as advertising expenses, conference costs, depreciation and other expenses incurred in the normal course of business.

Fair Value Measurements
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I   - Unadjusted quoted prices in active, accessible market to identical assets or liabilities.

Level II   - Other inputs that are directly or indirectly observable in the marketplace.

Level III - Unobservable inputs which are supported by little or no market activity.

Sigma Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2009

Cash and Cash Equivalents

The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and money market mutual funds. Included in cash and cash equivalents on the consolidated statement of financial condition are also balances on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC in the amount of $74 and a cash deposit for margin requirements at FCC in the amount of $100,018 as of December 31, 2009.

Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market mutual funds are stated at cost, which approximates fair value.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Income Taxes

Federal, state and local income tax expense or benefit is determined on a separate company basis.

SFC is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, SFC is not subject to federal income tax. As such, each stockholder is liable for the taxes, if any, on their distributive share of income. SFC is, however, subject to various state taxes and assessments. These amounted to $125,178 for the year ended December 31, 2009 and are included in other expenses in the accompanying consolidated statement of income.

SPC is organized and taxable under the applicable provisions of the Revenue Code as a C Corporation.

For the fiscal year ending December 31, 2009, the Company adopted the provisions of FASB ASC 740, *Accounting for Uncertainty in Income Taxes*, ASC 740 prescribes a recognition threshold and a related measurement model. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The adoption did not have a material effect on the Company's consolidated financial statements and we do not expect the change to have a significant impact on our results of operations or financial position during the next twelve months.

As permitted by ASC 740, the Company also adopted an accounting policy to prospectively classify accrued interest and penalties related to any unrecognized tax benefits in our income tax provision. Previously, our policy was to classify interest and penalties as an operating expense in arriving at pre-tax income.

Sigma Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2009

New Accounting Standards

In July 2009, the FASB launched the ASC, a structural overhaul to U.S. GAAP that changes from a standards-based model to a topically based model. The topics are organized by ASC number and are updated with Accounting Standards Updates ("ASUs"). ASUs will replace accounting changes that historically were issued as FASB Statements ("SFASs"), FASB Interpretations ("FINs"), FASB Staff Positions ("FSPs"), or other types of FASB standards. FASB ASC 105, Generally Accepted Accounting Principles ("ASC 105") identifies the FASB Accounting Standards Codification as the authoritative source of GAAP in the United States of America. It also identifies rules and interpretive releases of the SEC under federal securities laws also as sources of authoritative GAAP for SEC registrants. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP and will not have an effect on our financial position, results of operations or liquidity.

Subsequent Events

In April 2009, the FASB issued FASB ASC 855, *Subsequent Events* ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Although this standard is based on the same principles as those that existed in previous accounting standards, it includes a new required disclosure of the date through which an entity has evaluated subsequent events. See the "Organization and nature of Business" section of Note 1 for this new disclosure.

2. **Receivable from Clearing Broker**

    The receivable from clearing broker primarily represents the amounts due from FCC relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by FCC and are recorded on a trade date basis. Amounts receivable from and payable to FCC are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

3. **Fair Value Information**

    The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

    In accordance with FASB ASC 820, the Company measures its certificate of deposit at fair value and classifies the investment within Level 2, as the valuation inputs are based on other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level 1 or Level 3.

Sigma Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2009

4. Fixed Assets

Fixed assets consisted of the following at December 31, 2009:

Office equipment	$	480,424
Vehicles		10,000
Total fixed assets		490,424
Less accumulated depreciation		(428,570)
Fixed assets, net of accumulated depreciation	$	61,854

5. Other Assets

Other assets consist mainly of prepaid errors and omissions insurance expenses. Included in other assets in the consolidated statement of financial condition is $676,500 pertaining to prepaid errors and omissions insurance expense. Starting in 2009, the Company recorded prepaid expenses relating to representative transition costs. Prepaid representative transition costs are incurred by the Company for providing financial support to newly contracted representatives and are expensed over the representatives' contract terms.

6. Income Taxes

The current components of income tax expense included in the consolidated statement of income are related solely to SPC and are as follows:

		Current
Federal	$	371,843
State and local		57,577
	$	429,420

SPC has an income tax payable to federal, state and local tax authorities of $31,057. As of December 31, 2009, there were no deferred tax assets or liabilities.

7. Stockholder's Equity

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when paid.

8. **Related Party Transactions**

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. B-D Ops has a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SSC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SSC. Management fees are allocated between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

Included in the consolidated statement of income is $4,599,877 relating to management fees to B-D Ops., of which $139,340 were payable as of December 31, 2009.

The Company also pays management fees to SSC for the distribution of investment products for SPC by representatives of SSC. The management fees are calculated based on the revenues of SPC. Included in management fees in the consolidated statement of income is $950,084 relating to the management fees to SSC, of which $78,523 were payable as of December 31, 2009.

9. **Commitments and Contingent Liabilities**

The Company is subject to legal and regulatory actions in the ordinary course of its business.

The Company has pending arbitrations as of December 31, 2009. The arbitrations have been brought against the Company for damages in the execution of securities transactions. One arbitration brought against the Company is for claims exceeding the policy limits of the Company's errors and omissions insurance policy. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's consolidated financial statements.

At December 31, 2009, the Company recorded a reserve of $250,000 for potential losses and the defense in connection with these matters. This is included with litigation and legal fees in the consolidated statement of income.

10. **Concentrations of Credit Risk**

The Company maintains its cash balances in several accounts with FCC and a financial institution located in Michigan. The balances with the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The financial institution is also a participant in the FDIC temporary liquidation guarantee program that covers non-interest bearing transaction accounts through June 30, 2010. At December 31, 2009, the Company's uninsured cash balance with this financial institution was $1,530,451. At December 31, 2009, the Company had $400,713 of cash on deposit with FCC.

11. Guarantees and Indemnification

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2009 no such reimbursement requests from FCC have been received or are outstanding.

12. Net Capital Requirements

SFC is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, SFC had net capital of $2,795,963 which was $2,545,963 in excess of its required net capital of $250,000. SFC's ratio of aggregate indebtedness to net capital was 1.05 to 1.

SFC claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). SFC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and SFC does not hold customer funds or safekeep customer securities.

SFC's net capital computation is based upon SFC rather than the consolidated financial statements.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital

Total stockholder's equity		$ 6,456,272
Less stockholder's equity of the subsidiary		(1,562,342)
Total stockholder's equity qualified for net capital		4,893,930

Deductions and/or charges

Total non-allowable assets

Commission receivable		203,583
Representative fees receivable		101,317
Other receivable		334,369
Fixed assets		61,854
Other assets		1,368,344
Total non-allowable assets		2,069,467

Other deductions and/or charges		20,000
Net capital before haircuts		2,804,463
Haircuts on certificate of deposits		8,500
Net capital		$ 2,795,963
Aggregate indebtedness		$ 2,935,482

Computation of basic net capital requirements
Pursuant to SEC Rule 15c3-1

Minimum net capital required (6 2/3% of aggregate indebtedness)	(A) $	195,699
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		250,000
Excess net capital (net capital, less net capital requirement)		2,545,963
Excess net capital at 1,000 percent (net capital less 120% of minimum dollar requirement)		$ 2,495,963
Ratio of aggregate indebtedness to net capital		1.05 to 1

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2009.

Sigma Financial Corporation
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009   **Supplemental Schedule II**

The Sigma Financial Corporation claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2009.



PricewaterhouseCoopers LLP
Suite 1800
100 E. Wisconsin Ave.
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880
pwc.com

**Report of Independent Auditors on Internal Control Required
by SEC Rule 17a-5 (g)(1)**

To the Stockholder of
Sigma Financial Corporation

In planning and performing our audit of the consolidated financial statements of Sigma Financial Corporation (the "Company") and its subsidiary as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS 🏢

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010



Sigma Financial Corporation and Subsidiary

Consolidated Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2009